SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Bylaws Reform

Transformation into a Corporation, Migration Proposal to the Novo Mercado,

Poison Pill, Voting Power Limitation and Golden Share

Companhia Paranaense de Energia - COPEL (“Company” or “Copel”), a company that generates, transmits, distributes and trades energy, in compliance with article 157, paragraph 4, of Law 6,404 of December 15, 1976, as amended (“Corporation Law”), and with the Resolution of the Comissão de Valores Mobiliários (“CVM”) no. 44, of August 23, 2021, announces to its shareholders and the market in general, in continuity with the Material Facts nos. 06/22, 07/22, 10/22, 07/23 and 08/23 and with the Notices to the Market nos. 01/23 and 09/23, that the Board of Directors, in a meeting held today, approved submitting to a Extraordinary General Meeting (“EGM”), among other matters:

(1)	the proposal to amend Copel’s bylaws to allow for the process of transforming the Company into a corporation with dispersed share capital and no controlling shareholder (“Transformation into a Corporation”); and
(2)	the proposal, subject to certain conditions, for Copel to join and effectively list its shares on B3’s Novo Mercado (“Novo Mercado Migration”), a special listing segment exclusively for companies that adopt the highest corporate governance practices in Brazil, as the culmination of the governance improvement process initiated by the Company in recent years.

Highlights from the proposals to be submitted to the EGM:

•	In line with the proposed Novo Mercado Migration, the mandatory conversion of all class A and B preferred shares into common shares, in the proportion of one preferred share for one common share (“Conversion of Shares”). The Novo Mercado Migration and the Conversion of Shares are conditioned to: (i) the completion of the Transformation into a Corporation; and (ii) the ratification of the Conversion of Shares by more than half of the holders of the class A and B preferred shares gathered in a special meeting, pursuant to art. 136, §1 of the Brazilian Corporation Law (the “Ratification”);

•	Creation of restriction providing that no shareholder or group of shareholders may cast votes corresponding to more than 10% of the total votes that could be cast by all outstanding shares in each matter submitted to shareholders;
•	Inclusion of a poison-pill provision in the Company’s bylaws seeking to protect the dispersion of shares, which would require that a shareholder or group of shareholders that directly or indirectly becomes the holder of common shares that, together, representing more than 25% of Copel’s voting capital must make a tender offer for the acquisition of all the other common shares, for a price of at least the highest price of the common shares in the last 504 trading sessions prior to the acquisition, updated by the SELIC rate. The tender offer of a shareholder or group of shareholder holding shares representing more than 50% of Copel’s voting capital must be for a price of at least 200% under the same criteria mentioned above;
•	The creation and issuance of a special class preferred stock to be owned solely by the State of Paraná (“Golden Share”), subject to the closing of the Potential Offering and the Transformation into a Corporation, pursuant to art. 17, § 7, of the Brazilian Corporations Law and in compliance with State Law 21,272/2022;
•	Authorization for the Board of Directors to approve a capital increase with the purpose of, among other options, of placing shares through a public offering; and
•	Exclusion of the provisions foreseen by the Brazilian State Company Law.

The resolution of the EGM approving the matters above will be subject to the Transformation into a Corporation. Thus, the bylaws will only become effective on the date of settlement of a potential primary and/or secondary public offering of common shares or units issued by the Company (the “Potential Offering”).

Holders of class A and class B preferred shares that do not vote in favor of the Conversion of Shares at the special meeting - whether by dissent, abstention or by being absent from the special meeting - shall be entitled to withdraw from the Company by receiving a reimbursement of the shares that that shareholder proves were held uninterruptedly between the date of this material fact and the effective date of exercise of the withdrawal right, pursuant to art. 137, § 1, of the Brazilian Corporations Law.

More information and details about the proposals for the EGM are available in the Annex of this Material Fact, as well as in the Management Proposal for the EGM that will be made available on the CVM website and Copel’s Investor Relations page (ri.copel.com).

To date, the State of Paraná and the Company have not defined whether the Potential Offering will take place or its terms and conditions and, therefore, on this date, no public offering of securities is being made in Brazil, in the United States of America or in any other jurisdiction.

The implementation of the Potential Offering is subject to, among other factors, obtaining the applicable approvals (including corporate approvals), macroeconomic and market conditions in Brazil and abroad, the execution of definitive agreements and the procedures required to the implementation of public offerings in accordance with current regulations, which are factors beyond the Company's control.

This Material Fact is for informational purposes only and should under no circumstances be construed as, nor constitute, an investment recommendation or an offer to sell or a solicitation of or an offer to buy any securities issued by the Company in Brazil, in the United States of America or in any other jurisdiction, including the shares issued by the Company and the depositary receipts for such shares.

The Company may file a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) relating to the Potential Offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Company will send the prospectus after registration, if requested by calling 0800 41 2772. You may also receive these documents for free by visiting ri.copel.com or by requesting by e-mail at ri@copel.com or by calling the Company’s Investor Relations Department at +55 (41) 3331-4011.

Curitiba, June 7, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

ANNEX

1.	Change in authorized capital

In order to allow a potential public offering for primary and/or secondary distribution of common shares or units issued by the Company (“Potential Offering”), within the scope of the Company’s transformation into a corporation with dispersed share capital and no controlling shareholder (“Transformation into a Corporation”), the proposal for amendment and consolidation of the bylaws includes an authorization for the Board of Directors to approve, without further amendment to the bylaws, increases to the Company’s share capital up to the limit of 4,000,000,000 shares (nominal, book-entry and without par value), for the following purposes:

(i)	capitalization of profits or reserves;
(ii)	issuance, subject to shareholder approval, of subscription bonus (bonus de subscrição), convertible debentures or stock option grants to managers and employees and the exercise of the respective conversion or subscription rights; or
(iii)	public offering of common shares.

If the change in the authorized capital is approved by at the Company’s extraordinary general meeting, it will become effective immediately, without the need for any additional formality.

2.	Creation of golden share and transformation into a corporation

The Board of Directors also approved the proposal for authorizing and delegating powers to negotiate, define and approve all terms and conditions of the Potential Offering, including the setting of the issue price of the shares after the completion of the bookbuilding procedure (“Price per Share”), noting that the Price per Share may not be lower than the minimum price to be defined from time to time.

The Board of Directors also approved the proposal to create, conditioned to the closing of the Potential Offering and the Transformation into a Corporation, a special class preferred share to be owned by the State of Paraná, pursuant to art. 17, § 7, of the Brazilian Corporations Law and in compliance with State Law 21,272/2022, with the following characteristics (“Golden Share”):

(i)	may only be held by the State of Paraná;
(ii)	may only be redeemed by statutory authorization and a deliberation in a extraordinary general meeting;
(iii)	will confer priority in the reimbursement of the capital stock, without premium, corresponding to the percentage of the capital stock figure represented by such share;
(iv)	will not have voting rights and will not acquire full voting rights in case of failure to declare or pay proceeds to which it is entitled;
(v)	will confer veto power – subject to the condition that the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, pursuant to State Law 21,272/2022 - in the following matters that may be subject put to a vote in a general shareholders meeting:
a)	authorizing management to approve and execute the Annual Investment Plan of Copel Distribuição S.A. (“Copel Dis”) if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach at least 2.0x of the regulatory reintegration quota (Quota de Reintegração Regulatória - QRR), in that same cycle of Ordinary Tariff Review (Revisão Tarifária Ordinária) and/or, in aggregate, until the end of the concession;
b)	that seek to modify the Company’s bylaws for the purpose of removal or modification of:
1.	the obligation to maintain the Company’s current name;
2.	the obligation to maintain the Company’s headquarters in the State of Paraná;
3.	the prohibition for any shareholder or group of shareholders exercising votes exceeding 10% of the aggregate number of shares outstanding;
4.	the prohibition of execution, filing and registration of shareholders’ agreements for the exercise of voting rights, except for the formation of voting groups with votes below the threshold provided for in the Company’s bylaws; and

5.	the exclusive powers of the general meeting to authorize the directors to approve and execute Copel Dis’ Annual Investment Plan if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach at least 2.0x of the Regulatory Reintegration Quota (QRR), in that same cycle of Ordinary Tariff Review and/or, in aggregate, until the end of the concession.

The general meeting will also deliberate on the conversion, subject to the Transformation into a Corporation, of a common share held by the State of Paraná into a Golden Share, in accordance with State Law No. 21,272/2022 (“Golden Share Conversion”).

The Board of Directors has also approved submitting to the extraordinary general meeting of shareholders a comprehensive reform and consolidation of the Company’s bylaws (the “Corporation Bylaws”). The proposed Corporation Bylaws includes the requirements of State Law No. 21,272/2022, deletion of provisions relating to the requirements of Federal Law No. 13,303/2016 (“Brazilian State Companies Law”), as well as other modifications, including:

(i)	creation and issuance of the Golden Share;
(ii)	deletion of the provisions relating to the requirements of the Brazilian State Companies Law;
(iii)	creation of a provision prohibiting any shareholder or group of shareholders of casting votes corresponding to more than 10% of the total votes that could be cast by all voting shares in each resolution;
(iv)	alteration of the attributions of the committees provided in the bylaws;
(v)	alteration of the composition of the Company’s board of directors to provide that all members shall be elected by the general assembly of shareholders, subject to the right of shareholders holding preferred shares that meet the requirements of art. 141, § 4 of the Corporation Law to vote separately;

(vi)	alteration of the composition of the Company’s fiscal council to three effective members and respective substitutes, with a term of office of one year, reelection permitted;
(vii)	exclusion of the requirement of assessing the economic value of the Company’s shares for the purpose of reimbursing dissenting shareholders, which value shall be calculated, exclusively, based on the book value per share according to the shareholders’ equity contained in the latest financial statements approved in a general shareholders meeting;
(viii)	other adaptations to reflect the structure of a company with dispersed capital and no controlling shareholder; and
(ix)	inclusion of a poison-pill mechanism to protect the Company’s shareholding dispersion.

The resolution of the extraordinary general meeting that approves the Corporation Bylaws will be subject to the Transformation into a Corporation. Thus, such bylaws will only be effective on the date of settlement of the Potential Offering.

3.	Share Conversion and Migration to the Novo Mercado Listing Segment

In line with the constant search for improvement in corporate governance, the Board of Directors approved, as the culmination of the process initiated in recent years, the submission to the extraordinary general meeting of the proposal for Copel to join and list its shares on the Novo Mercado, a special segment of the B3 S.A. - Brasil, Bolsa, Balcão (“B3”) stock market reserved to companies that adopt the highest Brazilian corporate governance practices (“Novo Mercado Migration”).

In order to comply with the requirement that all shares should have voting rights - albeit subject to limit of 10% of the total votes per shareholder or group of shareholders - the extraordinary general meeting shall deliberate on a mandatory conversion of all of the Company’s class A preferred shares and class B preferred shares into common shares, in the ratio of one preferred share to one common share (“Conversion of Shares”).

The Conversion of Shares will be conditioned to: (1) the Transformation into a Corporation; (2) the ratification of the Conversion of Shares by more than half of the holders of preferred shares at a special meeting, pursuant to art. 136, §1 of the Brazilian Corporation Law (“Ratification”); and (3) the Novo Mercado Migration.

The preferred shareholders will be called to deliberate on the ratification after the conclusion of the Potential Offering and the Transformation into a Corporation. Pursuant to applicable law, the Ratification shall occur within a period of one year from the approval of the Share Conversion by the extraordinary general meeting, which period may not be extended.

Holders of class A and class B preferred shares that do not vote in favor of the Conversion of Shares at the special meeting - whether by dissent, abstention or by being absent from the special meeting - shall be entitled to withdraw from the Company by receiving a reimbursement of the shares that that shareholder proves were held uninterruptedly between the date of this material fact and the effective date of exercise of the withdrawal right, pursuant to art. 137, § 1, of the Brazilian Corporations Law.

Copel reserves the right to call a general meeting to ratify or reconsider the resolution if the directors believe that the payment of the reimbursement price of the class A and class B preferred shares to the dissenting shareholders who exercised their withdrawal rights will put the Company’s financial stability at risk.

Since the Corporation’s bylaws will be in effect when the special meeting of preferred shareholders is held, the refund value will correspond to the book value of the share, calculated based on the shareholders’ equity contained in the latest financial statements approved by a general shareholders meeting, subject to the right to request a special balance sheet pursuant to art. 45 of the Brazilian Corporations Law.

If the Share Conversion is completed, the Company’s capital will be divided exclusively into common, nominative, book-entry shares with no par value, and a single Golden Share held by the State of Paraná. Consequently, the current program of units consisting of one common share and four class B preferred shares will be terminated.

As part of the above resolutions, the Board of Directors also approved submitting to the extraordinary general meeting the full reform and consolidation of the Company’s bylaws (“Novo Mercado Bylaws”) to provide for the mandatory provisions set forth by the Novo Mercado regulations. The resolution of the general meeting that approves the Novo Mercado Bylaws will be conditioned to the Transformation into a Corporation, the Ratification and the Novo Mercado Migration.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 7, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.